Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-157386 and 333-157386-01

8.00% Synthetic Buy-Write Notes
Linked to the Common Stock of
Wells Fargo & Company
Final Term Sheet
February 25, 2011

Issuer:	Citigroup Funding Inc.

Underlying Stock:	Wells Fargo & Company (“WFC”)

Sole Manager:	Citigroup Global Markets Inc.

Offering:	8.00% Synthetic Buy-Write (the “Notes”).

Offering Size:	USD 100,006,950

Offering Price:	USD 32.65

Units Issued:	3,063,000

Trade Date:	February 25, 2011

Issue Date:	March 2, 2011

Valuation Date:	March 2, 2012

Maturity Date:	March 7, 2012

Payment Days:	New York

Coupon:	8.00% per annum payable quarterly (30/360 day count convention)

Coupon Payment Dates:

On June 7, September 7, December 7, March 7, or the next Business Day, commencing June 7, 2011 and ending on the Maturity Date.

Any coupon payment on the Notes required to be made on a date that is not a Business Day need not be made on that date. A payment may be made on the next succeeding Business Day with the same force and effect as if made on the specified date. No additional interest will accrue as a result of delayed payment.

Initial Equity Value:	USD 32.65

Final Equity Value:	The closing value of the Underlying Equity on the Valuation Date plus the Cash Dividend Adjustment Amount

Cap Price:	USD 37.7271

Equity Ratio:	1.0 share of the Underlying Stock for each buy-write of USD 32.65 principal amount with any fractional shares to be paid in cash

Payment at Maturity:	For each note of USD 32.65:
(a) If the Final Equity Value is greater than the Cap Price, then a cash amount equal to the product of the Equity Ratio and the Cap Price.
(b) If the Final Equity Value is less than the Cap Price, then a cash amount equal to the product of the Equity Ratio and the Final Equity Value, or at the option of the investor, the shares equivalent

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

8.00% Synthetic Buy-Write Notes
Linked to the Common Stock of
Wells Fargo & Company
Final Term Sheet

February 25, 2011

thereof (as calculated by taking the Payment at Maturity divided by the closing price of the Underlying Equity on the Valuation Date).

Form and Denomination:	Registered Medium Term Notes in minimum denominations and minimum increments of USD 32.65.

Cusip / ISIN:	17316G255 / US17316G2553

Calculation Agent:	Citigroup Global Markets Inc.

Listing:	None

Settlement:	DTC

Notice:

The Notes represent obligation of Citigroup Funding Inc. only and do not represent an obligation of or interest in WFC or any of its affiliates. WFC has not authorized, sponsored or consented to the issuance of the Notes.

Cash Dividend Adjustment Amount	The difference between the Aggregate Actual Dividend Amount and Aggregate Expected Dividend Amount, which may be positive, zero, or negative.

Aggregate Expected	On any scheduled trading day:
Dividend Amount	The sum of the expected dividends from but excluding the Pricing Date to and including the scheduled trading day in accordance with the table below:

Expected Dividend Ex-Date	Expected Dividend per Share
May 4, 2011	$0.15
August 3, 2011	$0.15
November 2, 2011	$0.18
February 1, 2012	$0.18

Aggregate Actual Dividend	On any scheduled trading day:
Amount	The sum of the declared cash dividends per share of common stock corresponding to all ex-dividend dates occurring from but excluding the Pricing Date to and including the scheduled trading day.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.